Brittany Barreto Work History

2022 - Present
CEO, FemHealth Insights, Inc.
Responsible for day-to-day operations as well as high level strategy and development

2020 - Present
Co-Founder, Executive Director, Podcast Host (part time), Femtech Focus
Femtech Focus is a 501c3 non-profit entity empowering the femtech industry through increased awareness, providing resources to femtech founders, & creating opportunities to support femtech startups through exposure, networking, and access to capital.

The Femtech Focus Podcast with Dr. Brittany Barreto is a meaningfully provocative conversational series that brings femtech experts - including doctors, scientists, inventors, and founders - on air to talk about the innovative technology, services, and products (collectively known as femtech) that are improving women's health and wellness. The podcast gives our host, Dr. Brittany Barreto, and guests an engaging, friendly environment to learn about the past, present, and future of women's health and wellness.

2021 - Present
Co-Founder, Advisor (part time), Coyote Ventures
Coyote Ventures is a Seed-stage venture fund in the US to invest in companies innovating in women's health and wellness, founded by scientists and industry experts, and supporting founders leveraging our thousand-plus member network and media platform FemTech Focus.

2020 - 2020
Co-Founder, Instructor, Founder's Compass
Founder's Compass is a dynamic monthly business program taught by experienced founders for aspiring entrepreneurs & early-stage (pre-seed) founders looking to develop a firm foundation and be prepared for the next steps in growing your business. We are business founders teaching other founders all our street-smarts.

2019 - 2020
Venture Associate, Senior Venture Associate, Capital Factory

2019 - 2019
CEO, Cofounder, WeHaveChemistry
WeHaveChemistry is a web-based product for couples to discover their love alchemy. We can predict sexual satisfaction through a DNA-test for HLA genes and socio-emotional alignment with a psychology questionnaire written by Dr. Laura Berman. We offer couples an inside look at their chemistry through their DNA and SEA reports. We suggest blogs, podcasts, products, and services most useful to the couple through an AI algorithm based on the results of their tests.